2003

ANNUAL REPORT


Forever
Summer

1975 — 2004

29th Anniversary

Pismo Coast Village, Inc.

165 S. Dolliver St., Pismo Beach, CA 93449

1-888-RV-BEACH

www.pismocoastvillage.com

rv@pismocoastvillage.com

TABLE OF CONTENTS

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

As our fiscal year has ended, I am pleased to report that in spite of our IRS audit and subsequent settlement, Pismo Coast Village is in good shape. Due to the settlement, our profit was not there, but we were able to settle and not be in fiscal trouble. Thanks to our accounting firm and our tax attorney, we feel we achieved a victory.

The Resort is in great shape having completed our capital projects including construction of two new restrooms, the south side site improvement, and all the regular maintenance and enhancements. For Fiscal Year 2004, the Board has approved continued site improvements and the development of a new RV storage lot.

You, as shareholders, should always remember, without our paying public guests, we would not be able to complete our improvements or pay our overhead. Staying your free days is a very great privilege and the revenue generated by the general public allows this to continue. I also must remind you the sale or purchase of company stock does not generate any revenue to the resort.

Our entire staff does a great job and we all should take time to thank them. I feel we have the best team in our industry in the entire state. Their accomplishments over the past year, including handling the daily operational activities, are impressive.

Your Board, in their wisdom, does a magnificent job keeping the Resort solvent and still improving every year. Thanks to everyone for your support and loyalty. With the dedication of an all volunteer Board and our great staff, Pismo Coast Village can only get better.

Officers

Board of Directors



President
Jerald Pettibone



Executive Vice President
Glenn Hickman



Vice President - Secretary
Kurt Brittain

Pismo Coast Village RV Resort

Forever Summer

1975 2004

29th Anniversary



Vice President - Finance
Chief Financial Officer
Jack Williams



Vice President - Policy
Ronald Nunlist

Directors


Howard Allard


Louis Benedict


Albert Brown


Harry Buchaklian


J. Russell Carlson


Douglas Eudaly


Willaim Fischer

Pismo Coast Village RV Resort

Forever Summer

1975 2004

29th Anniversary


Norman Gould


R. Elaine Harris


Terris Hughes


Thomas Rourke


Gary Willems


Charles Zahka

Management Staff



JAY JAMISON
GENERAL MANAGER/
ASST. CORP. SECRETARY

JAY JAMISON has served as General Manager since June 1997. He holds a B.S. degree in Agricultural Management from Cal Poly San Luis Obispo. Mr. Jamison was raised and worked on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and other resort amenities. The family business was sold in 1983. Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. The last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is active in the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999 has served as Chair. At the National Association of RV Parks and Campgrounds' Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, and in November 2003, he was reelected to serve a third one year term. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross and in June 2003 was elected Treasurer.

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He began his career with PCV in June 1984 in the Maintenance Department, and has held various positions within the company, including Reservations Supervisor and Store Supervisor. He was elected Board President of the California Travel Parks Association at the 2001 annual convention and served two successful terms. Mr. Amian is currently serving as Past President, and has served nine years as a member of the CTPA Board of Directors. He is Vice-Chairman of the California Recreation Political Action Committee and is serving a sixth term as a trustee. Rec Pac is a committee formed to help protect, preserve and further recreation interests in California. Mr. Amian was appointed chair of the 2002 National Association of RV Parks & Campgrounds (ARVC) State Presidents' meeting. Mr. Amian is a lifetime-designated Certified Park Operator.



CHARLES AMIAN
OPERATIONS MANAGER



ROBERT LACKEY
FACILITIES MANAGER

ROBERT LACKEY has held the position of Facilities Manager since June 1993. He was a self-employed building contractor for 23 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Pismo Coast Village, Inc., operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, Laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 days of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent, conservative budget for Fiscal Year 2004, which projects a positive cash flow of approximately $689,362 from operations. While the Company projects a positive cash flow, this cannot be assured for Fiscal Year 2004.

Capital expenditures planned for 2004 include the continued enhancement of RV sites and services, development of a new RV storage property, road paving, entrance renovation, and a new utility pick-up. These investments are projected to be approximately $368,600, some of which can be deferred, if necessary. These proposed capital improvements will be funded from cash from operations, from existing working capital, and, if necessary, from financing obtained by the Company. Thus, budgeted cash flow for the year is expected to be within the Company's capabilities based on its present working capital position.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from Laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

The Company completed its plan to aggressively reduce debt by eliminating, by early payoff, all outstanding loan balances in July 2000. With the purchase of a new storage property in February 2003, the Company obtained financing from a local institution. The Company continues its policy to adopt conservative budgets with managed capital outlays.

The Company has arranged a $500,000 line of credit that is currently not drawn on. The Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

The Company has recently reached a settlement with the Internal Revenue Service regarding an audit of the 1999 tax return. As a result of the audit, incremental taxes were paid to total $117,600 federal liability and an additional $30,050 state liability for the years ended September 30, 2000 and 2001. The incremental taxes related to nondeductible variable costs associated with shareholder usage of the park. The impact of these nondeductible costs for the year ending September 30, 2003, is included in the current provision for income taxes. Future impact of shareholder nondeductible variable costs will be based on a formula agreed to in the settlement of the audit.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $412,650 in 2003, compared to $658,744 in 2002. This reduction is primarily a result of deferred and prepaid income taxes, depreciation, loss on disposal of fixed assets, and increase in operational expenses.

During Fiscal Year 2003, cash investments of $989,636 included a down payment for a new RV storage property, construction of two new restroom/shower facilities, complete renovation of thirty-six RV sites, purchase of a new trailer tow truck, an addition to the Corporate Office building, and the installation of an RV storage security system. During Fiscal Year 2002, cash investments of $304,852 included the construction of a new storage building, road paving, drainage and fencing for RV storage lots, electrical pedestals, rental bikes, garbage compactor, street sweeper, preliminary developmental expenses for 2003 capital projects, and the construction of a new concrete block wall along the common property line with the State Campground.

The Company has continued to maintain sufficient cash from operations to not require the addition of long-term debt. However, with the purchase of the new RV storage property in February 2003, long term financing was acquired from a lending institution. With the possibility of requiring additional funds for planned capital improvements and winter season, the Company established a $500,000 Line of Credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal Year 2003's current ratio (current assets to current liabilities) of 1.89 decreased from Fiscal Year 2002's current ratio of 2.95. The decrease in current ratio is the result of decreased cash and cash equivalents due to capital expenditures and increased accounts payable and accrued liabilities.

Working Capital decreased to $555,787 at the end of Fiscal Year 2003 compared with $1,100,512 at year end Fiscal Year 2002. This decrease is a result of planned capital improvements and the purchase of new RV storage property.

CAPITAL RESOURCES AND PLANNED EXPENDITURES

The Company plans capital expenditures of $368,600 in Fiscal Year 2004 to further enhance the resort facilities and services, develop a new RV storage facility, and renovate twenty-seven campsites. Funding for these projects is expected to be from normal operating cash flows and, if necessary, supplemented with outside financing. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

INCOME: Increased over the prior fiscal year ended September 30, 2002, by $266,679 or 7.3%.

INCOME BY SEGMENT

	2003	2002
OCCUPANCY		
% of Shareholder Site Use	23.2%	22.9%
% of Paid Site Rental	46.9%	46.8%
% Total Site Occupancy	70.2%	69.7%
% of Storage Rental	99.5%	98.0%
Average Paid Site	$32.66	$30.51
RESORT OPERATIONS		
Site Rental	$2,237,783	$2,085,403
Storage Operations	$643,233	$616,877
Support Operations	$189,756	$155,278
Total	$3,070,772	$2,857,558
OTHER INCOME	-0-	$13,104
RETAIL OPERATIONS		
Store	$531,418	$517,222
RV Repair/Parts store	$321,557	$282,288
Total	$852,975	$799,510
INTEREST INCOME	$12,797	$21,958
TOTAL INCOME	$3,936,544	$3,692,130

Occupancy rates on the previous table are calculated based on the quantity occupied as compared to the total sites available for occupancy (i.e., total occupied to number of total available). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, Laundromat, recreational activities, and other less significant sources.

2003 COMPARED WITH 2002

Resort operations income increased $213,214, or 7.4%, primarily due to a $152,380 or 7.3%, increase in site revenue. Also, the Resort realized an increase of $26,356, or 5.4%, in RV storage activity. Occupancy projections continue to look strong as the local region enjoys mild weather and an ongoing positive trend of outdoor recreation and camping.

Retail operations income increased $53,465, or 6.7%, due to a 2.7% increase in General Store sales and a 13.9% increase in RV Service activity. These increases are a result of management's continuing program to increase retail from increased occupancy and efforts to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service.

Interest Income decreased 41.7% as a result of current financial institution trends compounded with the Company utilizing significant cash reserves. These reserves were maintained in preparation for capital expenditure projects to improve the Resort's facilities and services.

Operating Expenses increased $281,046, or 11.3%, as a result of payroll, employee health insurance, workers' compensation insurance, property payments, repairs and maintenance, contracted services, and expenses associated with defending the IRS audit. Maintaining the conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Depreciation Expense increased 8.3% due to the purchase of equipment, property improvements, and elimination of the assets deemed to no longer have a useful life.

Interest Expense increased from zero ($0) in Fiscal Year 2002 to $31,777 in 2003 due to financing the purchase of the new RV storage property and interest owed on taxes paid as a result of the IRS audit.

Loss on Disposal of Fixed Assets for 2003 of $38,993, represents the reclassification of certain assets determined no longer to have a useful life and were disposed of.

Income before provision for taxes on income of $303,082 is reflective of the Company's current pricing policies and continuing efforts to maximize resort services and value. This figure also represents increased depreciation, interest, and loss on sale of fixed assets.

Net income decreased by $306,834, or 106.0%, despite increased revenues over the previous year. This decrease in net income is a reflection of the substantial incremental federal and state taxes paid as a result of the Internal Revenue Service tax audit settlement. The loss of $17,468 for Fiscal Year 2003 is the first negative net income for the Company in fourteen years.

INFLATION has not had a significant impact on our profit position. Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true “public market” for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $13,500 to a high selling price of $17,000, with an average selling price of $14,808.82. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for Fiscal Year 2003.

(a.) The approximate number of holders of the Company's common stock on September 30, 2003, was: 1,530.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the facilities at the Resort.

(c.) The Company entered into an agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200 square foot building at the Resort from which she conducts sales activities in the Company’s stock. The term of the initial lease was for three years commencing on January 1, 2001, and was renewed for another three-year term on November 24, 2003. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty (60) days written notice.

U. S. Stock Transfer Corporation, located at 1745 Gardena Avenue, Glendale, California 91204-2991, is the official transfer agent of Pismo Coast Village, Inc.

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-KSB may do so, without charge, by writing to Jay Jamison, General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

HOWARD ALLARD, Director. Retired.

LOUIS BENEDICT, Director. Retired.

NANCY BRADY, Director. Retired. In November 2003, Mrs. Brady was appointed to the Board to fill a vacancy created by the death of Thomas Rourke.

KURT BRITTAIN, Director and Vice President - Secretary. Retired.

ALBERT BROWN, Director. Retired. Mr. Brown passed away in March 2003.

HARRY BUCHAKLIAN, Director. Retired.

J. RUSSELL CARLSON, Director. Retired.

DOUGLAS EUDALY, Director. Retired.

ED FIGUEROA, Director. Mr. Figueroa is the owner/manager of Jack's Refrigeration, Inc., a company specializing in custom residential and design-built commercial heating and air-conditioning systems. In November 2003, Mr. Figueroa was appointed to the Board to fill a vacancy created by the death of Albert Brown.

WILLIAM FISCHER, Director. Retired.

NORMAN GOULD, Director. Retired.

R. ELAINE HARRIS, Director. Retired.

GLENN HICKMAN, Director and Executive Vice President. Retired.

TERRIS HUGHES, Director. Mr. Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company.

RONALD NUNLIST, Director and Vice President - Policy. Retired.

JERALD PETTIBONE, Director and President. Retired.

THOMAS ROURKE, Director. Mr. Rourke was President and Chairman of the Board of Startech Electronics, Inc. He passed away in September 2003.

GARY WILLEMS, Director. Mr. Willems is a music teacher and the Director of Bands at Reedley High School.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams is a Director of Business Services for Goodwill Industries of South Central California and owns and operates a CPA practice.

CHARLES ZAHKA, Director. Mr. Zahka is a self-employed management consultant.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and General Manager.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Pismo Coast Village, Inc.
Pismo Beach, California 93449

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2003 and 2002, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

October 31, 2003

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 905,110	$1,486,370
Investment in certificate of deposit	1,109	
Accounts receivable	8,410	9,101
Inventory	88,175	81,585
Current deferred taxes	34,200	34,000
Prepaid income taxes	94,200	23,000
Prepaid expenses	49,044	30,476
Total current assets	1,180,248	1,664,532
Pismo Coast Village Recreational Vehicle Resort and Related Assets - net	6,916,410	5,830,562
Other Assets	17,756	12,737
Total Assets	$8,114,414	$7,507,831
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 96,040	$ 79,605
Accrued salaries and vacation	94,296	100,505
Rental deposits	427,000	383,910
Current portion of long-term debt	7,125	
Total current liabilities	624,461	564,020
Long-Term Liabilities		
Long-term deferred taxes	193,900	120,000
N/P Santa Lucia Bank	489,710	
Total liabilities	1,308,071	684,020
Stockholders' Equity		
Common stock - no par value, issued and outstanding 1,800 shares	5,647,708	5,647,708
Retained earnings	1,158,635	1,176,103
Total stockholders' equity	6,806,343	6,823,811
Total Liabilities and Stockholders' Equity	$8,114,414	$7,507,831

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Income		
Resort operations	$3,070,772	$2,857,558
Retail operations	852,975	799,510
Total income	3,923,747	3,657,068
Costs and Expenses		
Operating expenses	2,774,474	2,493,428
Cost of goods sold	423,423	428,142
Depreciation	364,795	336,811
Total costs and expenses	3,562,692	3,258,381
Income from operations	361,055	398,687
Other Income (Expense)		
Other income (expense)		13,104
Interest income	12,797	21,958
Interest expense	(31,777)	
Loss on sale of fixed assets	(38,993)	(383)
Total other income (expense)	(57,973)	34,679
Income Before Provision for Income Taxes	303,082	433,366
Income Tax Expense	320,550	144,000
Net Income (Loss)	(17,468)	289,366
Retained Earnings-Beginning of Year	1,176,103	886,737
Retained Earnings-End of Year	$1,158,635	$1,176,103
Net Income (Loss) Per Share	$ (9.70)	$ 160.76

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Cash Flows From Operating Activities		
Net income (loss)	$ (17,468)	$ 289,366
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	364,795	336,811
Deferred income tax	73,700	1,000
Loss on disposal of fixed assets	38,993	383
(Increase) decrease in accounts receivable	691	(981)
Increase in inventory	(6,590)	(7,156)
(Increase) decrease in prepaid expenses	(18,568)	34,266
Increase in prepaid income taxes	(71,200)	(23,000)
Increase in other assets	(5,019)	(4,484)
Increase (decrease) in accounts payable and accrued liabilities	16,435	(19,434)
(Decrease) in accrued salaries and vacation	(6,209)	(5,289)
Increase in rental deposits	43,090	57,262
Total adjustments	430,118	369,378
Net cash provided by operating activities	412,650	658,744
Cash Flows From Investing Activities		
Proceeds from sale of assets		10,513
Investment in certificate of deposit	(1,109)	
Capital expenditures	(989,636)	(304,852)
Net cash used in investing activities	(990,745)	(294,339)
Cash Flows From Financing Activities		
Principal repayments of note payable	(3,165)	
Net cash used in financing activities	(3,165)	
Net (decrease) increase in cash and cash equivalents	(581,260)	364,405
Cash and Cash Equivalents - Beginning of Year	1,486,370	1,121,965
Cash and Cash Equivalents - End of Year	$905,110	$1,486,370
Schedule of Payments of Interest and Taxes		
Cash paid for income tax	$341,050	$162,582
Cash paid for interest	$31,777	

Schedule of Non-Cash Investing and Financing Activities

During the year ended September 30, 2003, the Company obtained land for use as a storage lot through a note payable in the amount of $500,000.

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND 2002

Note 1 - Summary of Significant Accounting Policies

A. Nature of Business
Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature and historically the fourth quarter, the summer, is it's busiest and generates the most revenue.

B. Inventory
Inventory has been valued at the lower of cost or market on a first-in, first-out basis.

C. Property and Equipment
Property and equipment are stated at cost. Normal, recurring, repair and maintenance costs are charged to expense as incurred. All major renovations, which will result in an extended productive life, are capitalized as park improvements or leasehold improvements. Depreciation of property and equipment is computed using an accelerated method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	3 to 31.5 years
Transportation equipment	5 to 10 years

D. Earnings Per Share
The earnings per share are based on the 1,800 shares issued and outstanding.

E. Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk
At September 30, 2003, the Company had cash deposits in excess of the $100,000 federally insured limit with Santa Lucia Bank of $568,740. Santa Lucia Bank however has entered into a contract for deposit of moneys for $1,500,000 with the Company. This contract states that Santa Lucia Bank will keep as security for the Company's deposits up to $1,500,000 in U.S. Treasury securities with City National Bank of Beverly Hills. The Company receives statements quarterly from City National Bank indicating the funds held in trust.

Note 1 - Summary of Significant Accounting Policies (Continued)

G. Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

H. Revenue and Cost Recognition
The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $47,316 and $46,365 for the years ended September 30, 2003 and 2002, respectively.

J. Reclassifications
Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

Note 2 - Pismo Coast Village Recreational Vehicle Resort and Related Assets

At September 30, 2003 and 2002, property and equipment included the following:

	2003	2002
Land	$4,612,507	$3,208,617
Building and park improvements	6,802,315	6,677,338
Furniture, fixtures, equipment and leasehold improvements	267,662	487,551
Transportation equipment	443,476	332,271
Construction in progress	8,113	21,959
	12,134,073	10,727,736
Less: accumulated depreciation	(5,217,663)	(4,897,174)
	$6,916,410	$5,830,562

Note 3 - Line of Credit

The Company has a revolving line of credit for $500,000 with Santa Lucia Bank. The interest rate is variable based on the West Coast Prime index plus 1% with a minimum rate of 5% and a maximum rate of 30%. The purpose of the line of credit is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2003 or 2002.

Note 4 - Note Payable

The Company secured permanent financing on the purchase of storage lot land in Oceano with Santa Lucia Bank. The loan is for a term of ten years with a variable interest rate based on the West Coast Prime index plus 1% with a minimum rate of 7.5% and a maximum rate of 11%. The payments are $3,705 per month with the balance of the note due upon maturity in June 2013. The interest rate at September 30, 2003, was 7.5%.

Future principal payments on the note payable are as follows:

Year Ending September 30,	
2004	$ 7,125
2005	8,008
2006	8,630
2007	9,300
2008	10,022
Thereafter	453,750
	$496,835

Note 5 - Common Stock

Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping spot.

Note 6 - Income Taxes

The provision for income taxes consists of the following components:

	2003	2002
Current:		
Federal	$66,200	$108,000
State	33,000	36,000
Incremental federal tax due to resolution of tax audit	117,600	
Incremental state tax due to resolution of federal tax audit	30,050	
	246,850	144,000
Deferred:		
Federal	67,300	1,000
State	6,400	(1,000)
	$320,550	$ 144,000

The deferred tax assets (liabilities) are comprised of the following:

	2003		2002	
	Current	Long-term	Current	Long-term
Deferred tax assets:				
Federal	$ 31,400	$	$31,000	$
State	2,800		3,000	
Deferred tax liabilities:				
Federal		(163,700)		(96,000)
State		(30,200)		(24,000)
	$34,200	$(193,900)	$34,000	$(120,000)

The deferred tax assets (liabilities) consist of the following temporary differences:

	2003	2002
Depreciation	$(193,900)	$(120,000)
Total gross deferred tax liabilities	(193,900)	(120,000)
Vacation accrual	13,700	15,000
Miscellaneous	20,500	19,000
Total gross deferred tax assets	34,200	34,000
	$(159,700)	$(86,000)

Note 6 - Income Taxes (Continued)

The Company has not recorded a valuation allowance for deferred tax assets since the benefit is expected to be realized in the following year.

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2003	2002
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	8.6	5.4
Effect of graduated tax rates	(2.0)	
Nondeductible variable costs of shareholder usage	13.5	
Incremental tax due to resolution of tax audit	48.9	
Miscellaneous	3.0	
Effective Income Tax Rate	106.0%	39.4%

The Company recorded incremental tax expenses during the year ended September 30, 2003, related to (1) the resolution of an IRS audit for the years ending September 30, 2000 and 2001, (2) amended state tax returns for the years ending September 30, 2000 and 2001, and (3) additional amounts paid with the federal and state income tax returns for the year ending September 30, 2002. The incremental taxes related to nondeductible variable costs associated with shareholder usage of the park. The impact of these nondeductible costs for the year ending September 30, 2003, is included in the current provision for income taxes.

Note 7 - Operating Expenses

Operating expenses for the years ended September 30, 2003 and 2002, consisted of the following:

	2003	2002
Administrative salaries	$ 259,944	$ 223,045
Advertising and promotion	47,316	46,365
Auto and truck expense	57,847	36,379
Bad debts	1,207	111
Contract services	148,433	137,968
Corporation expense	42,247	44,807
Custodial supplies	14,732	15,307
Direct labor	813,069	759,882
Employee travel and training	21,665	16,511
Equipment lease	3,679	4,215
Insurance	315,478	213,491
Miscellaneous	29,614	33,415
Office supplies and expense	38,171	49,569
Payroll tax expense	91,602	84,485
Professional services	71,713	65,970
Property taxes	52,494	48,981
Recreational supplies	7,109	16,258
Rent - storage lots	69,705	66,138
Repairs and maintenance	112,522	93,459
Retail operating supplies	5,095	5,095
Security	119,803	98,490
Service charges	73,641	63,153
Taxes and licenses	8,691	6,770
Telephone	32,037	30,606
Uniforms	14,826	12,733
Utilities	321,834	320,225
Total Operating Expenses	$2,774,474	$2,493,428

Note 8 - Operating Leases

The Company leases two pieces of property to use as storage lots. One is leased under a cancelable month-to-month lease. The other was renewed effective January 2001, for five years with an option to extend for an additional five years. Monthly lease payments are currently $2,554 and are increased annually based on the Consumer Price Index.

The Company also leases an ATM machine for the public's use in the General Store. Lease payments on the ATM machine are $152 per month through May 2006.

Future minimum lease payments under the second property lease and the obligation to lease equipment are as follows:

Year Ended September 30,	
2004	$32,468
2005	32,468
2006	8,878
	$73,813

Rent expense under these agreements was $69,705 and $66,138 for the years ended September 30, 2003 and 2002, respectively.

Note 9 - Employee Retirement Plans

The Company is the sponsor of a 401(k) profit-sharing pension plan, which covers substantially all full-time employees. Employer contributions are discretionary and are determined on an annual basis. The contribution to the pension plan, which is reported under direct labor, for the years ended September 30, 2003 and 2002, is $10,562 and $11,810, respectively.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Board of Directors
Pismo Coast Village, Inc.
Pismo Beach, California 93449

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2003 and 2002, appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of operations (unaudited) for the three months ended September 30, 2003 and 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and, accordingly we express no opinion on it.

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

October 31, 2003

PISMO COAST VILLAGE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002
Income		
Resort operations	$1,095,770	$1,030,261
Retail operations	311,341	282,561
Total income	1,407,111	1,312,822
Costs and Expenses		
Operating expenses	771,920	699,348
Cost of goods sold	151,358	154,850
Depreciation	95,449	90,528
Total costs and expenses	1,018,727	944,726
Income from operations	388,384	368,096
Other Income (Expense)		
Other income(expense)		1,101
Interest income	2,267	4,738
Interest expense	(13,440)	
Loss on sale of fixed assets	(38,993)	(383)
Total other income (expense)	(50,166)	5,456
Income Before Provision For Income Taxes	338,218	373,552
Provision for Tax Expense	192,266	121,904
Net Income	$145,952	$251,648
Earnings Per Share	$81.08	$139.80